UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-39547

Boqii Holding Limited

Room 1203, 12th Floor, Building T1, Smart Cloud, No. 1, Lane 235, Yubei Road
Pudong New District, Shanghai 201204

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

 On December 4, 2025, Guangcheng (Shanghai) Information Technology Co., Ltd. (“Shanghai Guangcheng”), a variable interest entity of Boqii Holding Limited, a Cayman Islands exempted company (the “Company”), entered into an equity interest repurchase agreement (the “Repurchase Agreement”) with Nanjing Xingmu Biotechnology Co., Ltd. (“Nanjing Xingmu”), a variable interest entity of the Company, two founders of Nanjing Xingmu, Chao Guo and Zhongshu Zhai (together, the “Founders”), and certain other parties listed on the signature pages thereto (collectively with Shanghai Guangcheng, Nanjing Xingmu and the Founders, the “Parties”).

Under the Repurchase Agreement, the Founders agreed to repurchase the 14.5% equity interest in Nanjing Xingmu currently held by Shanghai Guangcheng for an aggregate cash consideration of RMB 12.5 million, to be paid in installments upon satisfaction of certain considerations (the “Repurchase”). Each Founder will acquire 7.25% of such equity interest from Shanghai Guangcheng. The Repurchase Agreement contains certain representations, warranties and covenants by the Parties, as well as provisions on indemnification or damages, among other things.

In connection with the Repurchase, and subject to the satisfaction of the conditions set forth in the Repurchase Agreement, the Parties anticipate terminating the contractual arrangements (the “VIE Arrangements”) by and among Nanjing Xinmu Information Technology Co., Ltd. (“Xingmu WFOE”), Nanjing Xingmu and the shareholders of Nanjing Xingmu, pursuant to which Xingmu WFOE is considered the primary beneficiary of Nanjing Xingmu for accounting purposes and is able to consolidate its operating results in the Company’s financial statements under U.S. generally accepted accounting principles.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the Repurchase, the anticipated termination of the VIE Arrangements, and any expected effects of the foregoing. All statements other than statements of historical facts included in this report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended March 31, 2025, filed with the Commission on July 21, 2025, and the Company’s other filings with the Commission, including interim reports. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

INCORPORATION BY REFERENCE

This report on Form 6-K, including any amendment and report filed for the purpose of updating such documents, shall be incorporated by reference into the registration statement on Form F-3, as amended (File No. 333-267919), of the Company, and to be a part thereof from the date on which this report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boqii Holding Limited

By:	/s/ Yingzhi (Lisa) Tang
Name:	Yingzhi (Lisa) Tang
Title:	Co-Chief Executive Officer and Chief Financial Officer

Date: December 10, 2025